

Mail Stop 3561

December 23, 2008

By Facsimile and U.S. Mail

Mr. Donald J. McDonald
Chief Executive Officer
Skinny Nutritional Corporation
3 Bala Plaza East, Suite 117
Bala Cynwyd, PA 19004

> **Re: Skinny Nutritional Corporation**
> **Form 10-KSB for the fiscal year ended December 31, 2007**
> **Filed April 15, 2008**
> **File No. 000-51313**

Dear Mr. McDonald:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the fiscal year ended December 31, 2007

Item 6: Management's Discussion and Analysis, page 30

Results of Operations, page 34

1. We note from your discussion in management's discussion and analysis and elsewhere throughout the document that you had several licensing, marketing, and distribution agreements with national retailers and local distributors. Such agreements included Jamnica, d.d., Peace Mountain Natural Beverages Corporation, Geltech Sales, LLC, Big Geyser, Inc and Target. As indicated in your disclosure, four of those arrangements were terminated, primarily as a result of not meeting sales targets, yet revenues in 2007 increased due to improved sales in the fourth quarter of 2007. Please provide a narrative discussion and analysis of the increased sales. Explain whether such increases are attributable to increases in price, new products, new relationships, etc.

Report of Independent Registered Public Accounting Firm, page 52

2. We note your auditors opined that your financial statements were presented fairly in conformity with GAAP except for the valuation of your stock options and warrants. Please advise how this report complies with Rule 2-02 of Regulation S-X or request your auditors revise the report as necessary. See SAB Topic 1:E.2.

Notes to Consolidated Financial Statements, page 60

Note 3. Summary of Significant Accounting Policies, page 61

Revenue Recognition, page 61

3. Please explain and expand you disclosure to discuss whether the resellers and distributors have the right to return goods to you. Please clarify whether you recognize revenue when the reseller ships to the customer or when you ship goods to the reseller. Reference is made to SFAS 48.

Note 7. Convertible Debenture, page 65

4. We note the terms of your convertible debentures allow for conversion at $0.40 per share. Please explain the extent you have considered EITF 98-5 and EITF 00-27 in accounting for a beneficial conversion. In your response please identify whether or not, at the time of commitment, the conversion option was in-the-money. If you determine EITF 98-5 was applicable, please disclose the excess of the aggregate fair value of the instruments that the holder would receive at conversion over the proceeds received and the period over which the discount is

amortized. To the extent a correction is necessary; please tell us what consideration you have given to SFAS 154.

5. We note on December 22, 2006, you offered the holders of outstanding convertible debentures the ability to convert at a conversion rate of $0.10, or $0.30 less than the original conversion amount of $0.40. Please explain your accounting to us for the modification of the terms of your convertible debentures and the extent you considered reassessing any beneficial conversion feature already recorded. Please include in your response the literature you relied upon in determining the appropriate accounting treatment. Reference is made to EITF 96-19 and SFAS 84.

Note 20. Departure of Generally Accepted Accounting Principle, page 74

6. Your disclosure in Note 20 appears to contradict disclosure on page 62, Note 3, where you disclose you account for employee stock compensation in accordance with SFAS 123R and non-employee stock compensation in accordance with EITF 96-18 and 00-18. Please explain your disclosure in Note 20 that your accounting for stock compensation is not in accordance with GAAP. To the extent stock compensation was recorded for employees and non-employees, please identify the amount, how you determined the amount and line items where you have recorded such amounts on your financial statements. See SFAS 123R. We may have further comment.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter over EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Donna DiSilvio, Senior Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3720 with any other questions.

Sincerely,

Andrew Mew
Accounting Branch Chief